Silver Dragon Resources Inc.
5160 Yonge Street, Suite 803
Toronto, Ontario, Canada, M2N 6L9
Tel.: (416) 223-8500 Fax: (416) 223-8507
Homepage: www.silverdragonresources.com

March 5, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549-7010

Attention: April Sifford, Branch Chief

Re:	Silver Dragon Resources, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed April 10, 2006
Form 10-QSB for the Fiscal Quarter Ended September 30, 2006
Filed November 20, 2006
File No. 000-29657

Dear Ms. Sifford,

On April 10, 2006, Silver Dragon Resources, Inc. (the "Company") filed an annual report on Form 10-KSB for the year ended December 31, 2005 (the "Form 10-KSB") with the United States Securities and Exchange Commission (the "SEC"). On September 21, 2006, the Staff of the SEC (the "Staff") issued the Company a letter (the "First Comment Letter") setting forth comments to the Form 10-KSB and Form 10-QSB for the quarter ended June 30, 2006. The Company responded to such comments by letters to the SEC dated October 16, 2006 and December 6, 2006.

On December 19, 2006, the Staff issued the Company a letter (the "Second Comment Letter") setting forth further comments to the Form 10-KSB and Form 10-QSB for the quarter ended September 30, 2006 and the Company’s responses dated October 16, 2006 and December 6, 2006. The Company responded to such comments by letters to the SEC dated January 26, 2007.

On February 16, 2007, the Staff issued the Company a letter (the "Third Comment Letter") setting forth further comments to Form 10-QSB for the quarter ended September 30, 2006. Set forth below are the Company’s responses to the comments of the Staff.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in Third Comment Letter. Page and paragraph references contained in the Company’s responses refer to the page numbers and paragraphs of the proposed amendments to quarterly reports, which we will send to Mr. Ryan Milne along with blacklined copies against our original filings.

In connection with our response to the Staff’s comments, we hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*****

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

General

1.     We note from your response to comment 3 of our letter dated December 19, 2006, that you have revised your financial statements for the first, second and third quarters of 2006 to expense exploration costs. Please file a Form 8-K to provide the disclosures set forth in Item 4.02 regarding the nonreliance on previously issued quarterly financial statements.

Response:     We filed a Form 8-K on March 5, 2007.

Interim Consolidated Statements of Cash Flows

2.     We note that you revised your statements of cash flows in response to comment 8 of our letter dated December 19, 2006. Please expand your footnote 13 to clearly disclose your revision of your cash flow statement to include cash flow from discontinued operations within operating cash flows. Refer to the Center for Public Company Audit Firms’ CPCAF Alert #98 dated April 19, 2006, for additional guidance.

Response:     We have expanded on footnote 13 to include the disclosure of the restatement of the statement of Cash Flows and the explanation of the discontinued operations.

Note 4. Related Parties Balance and Transactions, page 13

3.     We note in the last sentence of footnote 4 that you have revised the realized loss on the sale of marketable securities from $492,043 to $171,801. Please reconcile for us the revised amount of $171,801 to the amount recorded on your statement of operations of $492,043 for the loss on sale of marketable securities.

Response:     The $171,801 was a typographical error, the correct amount was $492,043. The error has been corrected.

*****

If you have any questions regarding the above, please contact our counsel, Stephen M. Cohen, Esq. at Phone: (416) 642-5404/Fax:(416) 512-9992.

Very truly yours,

/s/ Marc Hazout
Marc Hazout
Chief Executive Officer